ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

26 February 2024

NOVONIX Announces Participation in Upcoming Investor Events

BRISBANE, Australia, February 25, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX”), a leading battery materials and technology company, today announced that members of the executive team are scheduled to participate in the following upcoming investor events in February and March 2024:

•
Baird 2024 Vehicle Technology & Mobility Conference to be held virtually on February 29, 2024; and
•
Gabelli Funds 15th Annual Specialty Chemical Symposium to be held March 14, 2024, in New York City.

NOVONIX management will be available to host one-on-one and group investor meetings during the conferences. Presentation materials and available webcast links will be available prior to each event on the NOVONIX investor relations website.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, strategic partnerships, and as a leading North American supplier of battery-grade synthetic graphite,

NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA